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                                                                    Exhibit 21.1

                  Subsidiaries of Atlas Pipeline Partners, L.P.


Atlas Pipeline Operating Partnership, L.P., a Delaware limited partnership Atlas Pipeline New York, LLC, a Pennsylvania limited liability company Atlas Pipeline Ohio, LLC, a Pennsylvania limited liability company
Atlas Pipeline Pennsylvania, a Pennsylvania limited liability company
APC Acquisition, LLC, a Delaware limited liability company